Exhibit 3.2

OPERATING AGREEMENT

OF

HANESBRANDS LLC

THIS OPERATING AGREEMENT (the “Agreement”) of Hanesbrands LLC, a Maryland limited liability company (the “Company”), is made as of December 1, 2025 (the “Effective Date”), by Helios Holdco, Inc., a Maryland corporation (the “Sole Member”), as sole member of the Company.

Recitals

WHEREAS, the Company was formed as a Maryland corporation under the laws of the State of Maryland by the filing of Articles of Incorporation (the “Articles”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) on September 30, 2005;

WHEREAS, as of the Effective Date, the Sole Member caused the Company to undergo a conversion (the “Conversion”) pursuant to which the Company was converted from a Maryland corporation to a Maryland limited liability company;

WHEREAS, the Company has filed Articles of Conversion with the SDAT, effective as of the Effective Date, evidencing the Conversion;

WHEREAS, the Company has filed Articles of Organization with the SDAT, effective as of the Effective Date, in accordance with the Conversion; and

WHEREAS, the Sole Member desires to execute this Agreement setting forth the terms and conditions governing the ownership, operation, and management of the Company from and after the Effective Date.

Agreement

NOW THEREFORE, the Sole Member declares that the Operating Agreement of the Company shall be as follows:

1. Conversion. Helios Holdco, Inc., as the sole member of the Company, authorized the conversion of the Company as a limited liability company under the Maryland Limited Liability Company Act, as amended from time to time (the “LLC Act”).

2. Term. The Company shall have perpetual existence unless and until dissolved and terminated pursuant to this Agreement or the LLC Act.

3. Principal Office and Resident Agent. The address of the principal office of the Company in the State of Maryland and the name and address of the resident agent of the Company in the State of Maryland are as set forth in the Articles of Organization or as filed for record with the SDAT.

4. Purpose. The purposes of the Company are to engage in any lawful act or activity for which limited liability companies may be formed under the LLC Act and to engage in any and all activities necessary or incidental thereto.

5. Capitalization. The Sole Member owns 100 limited liability company interests, constituting 100% of the membership interests in the Company.

6. Admission of Helios Holdco, Inc.; New Members. Upon the execution hereof, the Sole Member confirms that it is the sole member of the Company as of the Effective Date. New members may be admitted to the Company upon the unanimous written consent of the then existing member(s).

7. Capital Contributions. The Sole Member shall not be required to make any capital contributions to the Company or to lend any funds to the Company.

8. Allocations of Profits and Losses; Capital Account. All profits and losses shall be allocated to the capital accounts of the members. The Company shall maintain a capital account for each member of the Company.

9. Distributions. Distributions by the Company to the members may be made at any time as determined by Sole Member.

10. Management; Officers. The management of the Company shall be vested in a Board of Managers (the “Board of Managers”). The Board of Managers shall consist of such number of individuals as may be determined from time to time by the Sole Member. The managers (each a “Manager”), as of the date of this Agreement, shall be Chuck Ward, Shannon Preston, and Howard Upchurch. Each Manager, acting pursuant to a duly adopted resolution expressly authorizing such action, shall have full power and authority to manage and control the business and affairs of the Company, including the authority to execute any and all documents on behalf of the Company as may be necessary or desirable to carry on the business of the Company. The Sole Member may appoint, remove, and replace a Manager at its discretion, and may also provide for indemnification of such persons as deemed appropriate. Any person dealing with the Company may exclusively rely on the signatures of any duly appointed Manager as evidencing his or her authority to act on behalf of the Company. The Board of Managers may select officers of the Company as the Board of Managers deems appropriate. The officers (each an “Officer”), as of the date of this Agreement, shall be Anne St-Pierre as President, Lindsay Barnhart as Chief Financial Officer, Vince Spadafora as Secretary, and Suzanne Adams as Treasurer, the powers and duties of each such corporate offices to be those such powers and duties as are customarily prescribed to such corporate offices.

11. Indemnification; Advancement of Expenses.

(a) To the fullest extent permitted under the LLC Act, any Covered Person (as defined in subsection (c) below) shall be entitled to indemnification and reimbursement of reasonable expenses from the Company for and against any loss, damage, claim, or expense (including reasonable attorneys’ fees) (collectively, “Losses”) whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 11 shall be provided out of and to the extent of the Company assets only, and neither any member or any other person shall have any personal liability to contribute to such indemnity by the Company, (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (iii) such Covered Person’s conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 11, the Company shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 11.

(c) For purposes of Section 11, “Covered Person” means (i) each member of the Company, (ii) each manager of the Company, and (iii) each officer of the Company.

12. Dissolution of the Company. The Company may be dissolved and its affairs wound up, at any time, as determined by the Sole Member.

13. No Dissolution. The Company shall not dissolve or terminate as a result of the withdrawal of any member of the Company, but the business shall continue without interruption and without any break in continuity by the members’ successors and assigns.

14. Transfer of Membership Interest and Substitution. The members may transfer and assign all or any part of its interests in the Company to any person or entity without limitation. Any transferee shall have the right to be admitted to the Company as a substitute member to the extent that the member grants the transferee that right in the assignment or other written instrument of transfer and the transferee accepts and agrees to be bound by the provisions of this Agreement.

15. Binding Effect; Amendments. This Agreement shall be binding upon the parties hereto and their assigns and successors in interest. This Agreement may be amended by the Sole Member in such manner as it shall determine.

[Signature page to follow]

IN WITNESS WHEREOF, the undersigned has caused this Operating Agreement of Hanesbrands LLC to be executed as of the date first above written.

SOLE MEMBER:

HELIOS HOLDCO, INC.

By:	/s/ Steve B. Bratspies
Name: Steve B. Bratspies
Title: President